Limbach Holdings, Inc.

September 20, 2016

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Limbach Holdings, Inc.

Registration Statement on Form S-3

Filed September 15, 2016

File No. 333-213646 (the “Registration Statement”)

Dear Ms. Long:

Limbach Holdings, Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on September 22, 2016, or as soon thereafter as possible. Please call Elliott M. Smith, Esq. at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, the Company acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Division of Corporation Finance of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

LIMBACH HOLDINGS, INC.

By: /s/ John T. Jordan, Jr.
Name: John T. Jordan, Jr.
Title: Chief Financial Officer

[Signature Page to Acceleration Request]